

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax 972-9-765-1977

November 9, 2010

Shaike Orbach
Chief Executive Officer
Silicom Ltd.
8 Hanagar Street
Kfar Sava 44000, Israel

> **Re:** **Silicom Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 18, 2010**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed October 19, 2010**
> **File No. 000-23288**

Dear Mr. Orbach:

We have reviewed your letter dated October 19, 2010 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 21, 2010.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Operating Results, page 34

1. We note your response to prior comment 5 where you addressed why the company believes that enhancing your critical accounting policy disclosures with regards to inventory accounting is not necessary. However, our previous comment also asked how you considered enhancing your discussion of operating results to address how certain events, uncertainties and/or changes in circumstances have impacted your inventory

levels. Please tell us your consideration to include a discussion regarding the impact of inventory write-downs on your results of operations and financial condition.

2.   We note your response to prior comment 12 with regards to the positive and negative factors considered when assessing the realizability of your deferred tax assets. For instance, we note the economic crisis in fiscal 2008 and the fact that your revenues were generated from only one product line outweighed any positive evidence that all of your deferred tax assets would be realized. We further note that in fiscal 2009 you considered the improved macroeconomic trends along with the markets' reaction to your new products in concluding that your valuation allowance could be reduced. Tell us how you considered significantly enhancing your disclosures, both in the financial statement footnotes and in your discussion of operating results, to more clearly explain the impact of these factors on your analysis of your deferred tax assets as well as on your results of operations. In addition, considering the factors noted have an impact on your future operations; tell us how you considered including a discussion of such factors in your trend information disclosures.

Liquidity, Page 37

3.   We note your response to prior comment 6. As previously requested, please tell us whether the company's cash resources are sufficient to fund your operating needs for the next twelve months.

Form 20-F/A for the fiscal year ended December 31, 2009

Compensation, page 43

4.   In response to prior comment 7, you state that Avi Eizenman, who serves as Chairman of the Board, and Shaike Orbach, who serves as President, Chief Executive Officer and director, may be entitled in certain circumstances to receive additional severance payments. It appears that you have not provided the details of the benefits that these two directors may receive upon termination of employment. Please refer to Item 6.C.2 of Form 20-F and advise.

Related Party Transactions, page 51

5.   We note your response to prior comment 8 that the "material terms of the arrangements with the Rad Group relate to standard equipment, services, and products." Please describe more specifically what "standard equipment, services and products" were purchased by you from the RadGroup and separately describe the "standard equipment, services and products" that were sold by you to the RadGroup. In addition, please tell us the approximate dollar value of the purchase transactions and of the sales transactions since the beginning of your last full fiscal year up to the latest practicable date. The material arrangements with the Rad Group, including the nature of the services and

products being offered and the corresponding financial terms, should be disclosed pursuant to Item 7.B of Form 20-F.

You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457 with any other questions. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief